EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	Septemeber 12, 2011

Drilling Confirms Likely Resource Enhancements at Seabridge Gold's
Courageous Lake

Toronto, Canada. The second tranche of 2011 infill drill results from Seabridge Gold's 100% owned Courageous Lake Project are likely to expand the project's multi-million ounce gold resource, increase the average grade and upgrade inferred resources to higher categories. Assays from the latest 13 core holes (reported below) continue to confirm the project's resource model with some intercepts proving to be wider and better grade than predicted. In August, Seabridge reported results from the initial 10 core holes from this summer's infill drilling program which were also highly encouraging.

This year's $16 million program at Courageous Lake, located in Canada's Northwest Territories, is designed to generate the data required to complete a Preliminary Feasibility Study (PFS) in the second quarter of 2012. The drilling component of this program has four main objectives: (i) to upgrade inferred resources within the current FAT deposit pit plan by infill drilling, potentially qualifying them as reserves in the PFS; (ii) to complete geotechnical drilling required for pit slope and water management planning in the PFS; (iii) to condemn areas where project facilities will be located; and (iv) to look for new targets along the 53 kilometers of the Matthew's Lake greenstone belt held by Seabridge.

Assays have now been reported for 23 infill core holes totaling 7,460 meters drilled. Assays are awaited for another 25 infill holes totaling a further 6,060 meters drilled. An updated NI 43-101 compliant resource estimate is expected late this year incorporating the 2011 infill drilling results. Assays are also awaited for two promising new exploration targets drilled for the first time.

Seabridge President Rudi Fronk stated that the summer drill program is now complete and "we are more than satisfied that we have met our objectives. We are confident that we have upgraded a significant portion of the inferred resources which lie within the proposed pit and that these resources will therefore convert to reserves in our planned PFS. In addition, we are intrigued by the two new targets we drilled south of the FAT deposit. We own 53 kilometers - nearly the entire length - of a highly prospective greenstone belt which has gold occurrences all along it. As we move into the final stages of the FAT deposit PFS, we are beginning to expand our search for new deposits along the belt. We are excited to get back to exploration in such a promising geological environment."

Assay results of the second batch of infill holes drilled this year at Courageous Lake are as follows:

Drill Hole	Depth	From	To	Ore	Length	Au Grade
ID	(meters)	(meters)	(meters)	Domain	(meters)	(g/tonne)
CL-139	501	247.0	264.0	5	17.0	1.07
		426.0	435.1	4	9.1	0.62
CL-140	501	259.5	273.4	6	13.9	1.04
		286.5	310.5	5	24.0	2.19
		441.0	460.5	4	19.5	0.89
CL-141	351	283.5	340.0	4	56.5	3.67
CL-142	375	218.3	235.6	4	17.3	0.77
		339.0	346.5	3	7.5	1.60
		357.0	364.5	3	7.5	0.93
CL-143	174	10.1	27.0	4	16.9	2.30
		37.9	45.0	3	7.1	1.49
		73.3	76.2	3	2.9	5.54
		105.6	125.5	3/2	19.9	3.55
		160.5	166.8	2	6.3	1.38
CL-144	216	34.0	40.0	5	6.0	4.26
		140.0	152.8	4	12.8	0.88
CL-145	110	72.4	88.5	8	16.1	3.90
CL-146	100	57.3	61.5	8	4.2	2.12
		72.0	79.5	8	7.5	2.66
CL-147	351	16.5	30.0	9	13.5	1.97
		38.0	49.9	9	11.9	0.76
		297.0	307.5	4	10.5	0.96
		314.2	325.5	4	11.3	1.61
CL-148	201	120.0	122.5	4	2.5	6.36
CL-149	201	37.5	43.5	2	6.0	3.14
		146.8	156.4	1	9.6	0.72
CL-150	549	351.0	392.8	3	41.8	3.25
		401.5	406.0	3	4.5	1.48
		412.5	468.0	3	55.5	3.92
		471.0	484.5	4	13.5	1.06
		503.5	515.5	4	12.0	2.37
		524.5	547.5	4	23.0	2.78
CL-151	201	54.0	58.5	2	4.5	1.70
		144.0	151.5	1	7.5	2.26

Note: All assays have been capped at 10.1 grams of gold per tonne (g/T) True thicknesses of the above reported drill hole intercepts are estimated to be approximately 85-90% of the reported interval.

The FAT deposit is in the Slave Province, an extensive geological terrain in Canada's Northwest Territories. The deposit's name is an acronym for its dominant rock type, Felsic Ash Tuff. This gold occurrence, hosted by Archean greenstone rocks, was formed in a rhyolite/dacite dome complex that measures about 2km along strike and about 800m of stratigraphic section in width. Although tuffaceous rocks are the most common in the deposit there are also clear intervals of clastic and chemical sedimentary rocks and a few late intrusions.

In constructing a geological model for resource estimation, unique stratigraphic intervals were defined and labeled as domains 1 through 9 and domain 14. Each domain contains specific and unique tuff and sedimentary units arranged in particular stratigraphic sequences. The defined geological domains are relics of the depositional environment in which they were formed. Consequently, within these domains the style of rock types, hydrothermal alteration, vein occurrences and sulfide mineralogy are generally consistent across the length and breadth of each specific domain. Distribution of gold within a domain and the surrounding rock is treated differently from other domains in resource modeling. Although ten separate geological domains have been recognized in the FAT deposit, domains 3, 4 and 5 contain about 90% of the gold in the deposit.

Descriptions of the above reported holes are as follows:

CL-139: Drilled to the east in the south-central part of the deposit, this hole was designed to fill an un-tested portion of zone 5 and upgrade resources in zone 4. A variety of lithologies were encountered in this hole,  including felsic ash tuff with varying crystal and lithic fragments and intercalations of thinly laminated siltstone. Sericite and silicic alteration were dominant and usually found together. Results from zone 5 were better than predicted by the model, but consistent with results from holes earlier this year. Zone 4 mineralization was broader and lower grade than expected, but should upgrade the class of resources in this area.

CL-140: Collared on the west side and drilled to the east, the hole was designed to test a gap in zone 5 and upgrade inferred resources in zone 4. This hole consisted of predominantly lithic felsic tuff with several narrow intervals of porphyritic tuff. Carbonate veining is common throughout this drill hole with mineralized intervals associated to sericite alteration. Mineralization in zone 5 compared well with holes drilled earlier this year and coupled with them should create new resources. Zone 4 mineralization was weaker than predicted by the model but will improve the classification of resources on this section.

CL-141: Drilled to the east in the north-central portion of the deposit and designed to upgrade inferred resources in zone 4 between previous drill holes. The hole intercepted felsic ash tuff and lapilli tuff sections typical of the FAT deposit. Mineralization is associated with strataform quartz veins and sericite alteration. The interval in zone 4 was higher-grade and slightly broader than predicted by the model, and will increase the volume of mineralized material in this area.

CL-142: Collared in the north-central part of the deposit and drilled to the east, this hole was designed to upgrade inferred resources in zones 5, 4 and 3. Felsic tuffs comprise the bulk of lithologies encountered. Alteration consisted of localized zones of quartz veining, silicic and sericite alteration. The predicted interval in zone 5 was not encountered, but the moderate grade and erratic distribution in zones 4 and 3 are as expected. This hole will push out the indicated resource limits to the near the edges of the defined deposit.

CL-143: Oriented to the east and located in the east-central portion of the deposit, this hole was designed to upgrade resources in zones 3 and 2. The dominant lithology encountered was felsic tuff with rare intercalations of siltstone. The top of the hole cut zone 4 and confirms the indicated blocks that were modeled in that location. The tightly constrained mineralization encountered in zone 3 is consistent with the model. A fourth unexpected interval in zone 3 seems to straddle the boundary between zones 3 and 2. The interval in zone 2 is as expected.

CL-144: Drilled to the east in the south central area of the deposit, this hole was designed to upgrade a gap in zone 4. Lithologies encountered alternate between felsic ash tuff and lithic tuff. Sericite alteration and quartz veining is most closely associated with mineralized zones. The mineralization in zone 5 was narrower than expected but significantly higher grade, while zone 4 was broader and slightly lower in grade than the model predicted. Overall both intercepts will upgrade the classification of resources.

CL-145: Located on the far western margin of the deposit and drilled to the northeast, the hole targeted inferred resources in zone 8. The top of the hole is characterized by felsic tuffs with intense carbonate alteration. The lower portion of the hole is dominated by sedimentary rocks. The mineralized section is stratigraphically above a graphitic unit that is heavily sheared. The mineralized zone was in line with expectations for width and location, but at more than twice the grade expected. This hole will upgrade inferred resources to the indicated category.

CL-146: Targeting zone 8 on the far west side of the deposit, this hole was designed to upgrade inferred resources. The top of the hole is in felsic tuff intensely altered carbonates, while the lower portion of the hole is dominated by sedimentary units. Dividing the two sections is a graphitic layer that is intensely sheared. Mineralization was less continuous in this hole than predicted by the model, but at higher grades. Inferred resources will be upgraded to the indicated category by this hole.

CL-147: Drilled to the east from the north-western side of the deposit, this hole was designed to upgrade inferred blocks in zone 4. A variety of lithologies were encountered including felsic ash tuff, intercalations of siltstone and volcaniclastic conglomerate. Mineralization exhibited a close spatial relationship with quartz veining and sericite alteration. The top 50 meters of the hole cut zone 9, with thicker and higher grades than predicted by the model. Mineralization in zone 4 was narrower and slightly lower grade than predicted by the model, but will upgrade the classification of inferred resources on this section.

CL-148: Collared in the south-central part of the deposit and drilled to the east, the hole was designed to upgrade inferred blocks in zone 4. The top portion of this hole begins in clastic sedimentary rocks and grading into felsic ash tuff. Quartz veins are common in conjunction with sericite alteration. Mineralization in general was very low-grade, broad and located in the predicted interval. The hole confirms the continuity of the zone, but does not enhance the grade of the resources.

CL-149: Drilled to the east and located in the east central part of the deposit, this hole was designed to test and upgrade resources in the zones 2 and 1. The lithologies of hole are predominantly felsic ash tuff, with infrequent thinly laminated siltstone. Gold mineralization is predominantly associated with quartz veining. Scattered narrow low-grade intervals in zone 2 were consistent with model predictions. The interval is zone 1 was narrower and lower grade than expected, but will still upgrade resources.

CL-150: Collared on the east side of the deposit and drilled to the west, this hole targeted inferred blocks near the bottom of the proposed pit in zones 3 and 4. The dominant lithology is lithic tuff. Mineralization is generally associated with moderate to intense sericite alteration and quartz veining. The mineralized intervals in zone 3 were both wider and higher grade than predicted by the model, and will upgrade and increase resources on this section. Results in zone 4 were as predicted, and will upgrade inferred resources to higher categories.

CL-151: Drilled to the east this hole was located on the south east side of the deposit and targeted zones 2 and 1. This hole is composed of felsic ash tuff, with thin volcaniclastic intercalations. Mineralization is associated with quartz veins and sericite alteration. The mineralized intervals in both zone 2 and 1 are slightly narrower than predicted by the model but at higher grades.

Courageous Lake's current NI 43-101 compliant resource estimate is as follows:

Measured			Indicated
Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
(000's)	(g/T)	(000's)	(000's)	(g/T)	(000's)
12,584	2.52	1,020	77,582	2.31	5,762

Measured plus Indicated			Inferred
Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
(000's)	(g/T)	(000's)	(000's)	(g/T)	(000's)
90,166	2.34	6,782	63,053	2.24	4,541

National Instrument 43-101 Disclosure

Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. A rigorous quality control/quality assurance protocol is being employed during the 2011 Courageous Lake drill program including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements concerning the expected completion of a Preliminary Feasibility Study, the preparation of resource and reserve estimates, other goals or objectives, or the completion of work programs, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates;(xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2010 Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292 Fax: (416) 367-2711
Email: info@seabridgegold.net